Exhibit 99.1

Arbe Announces Q4 and Full Year 2023 Financial Results

TEL AVIV, Israel, March 7, 2024-- Arbe Robotics Ltd. (NASDAQ: ARBE) (“Arbe”), a global leader in Perception Radar Solutions, today announced financial results for its fourth quarter and full year ended on December 31, 2023.

Key Q4 and 2023 Company Highlights:

•	Arbe completed its chipset pre-production phase and is in the final stages towards production ramp up in 2024. Following that, Arbe Tier-1s announced they will begin mass production of radar systems, based on the Arbe chipset, starting with the Tier-1s in China.
•	Radars based on Arbe’s chipset were selected for five perception projects with leading OEMs.
•	Arbe received a second order from a leading Western truck company, marking an important step towards a full commercial order.
•	HiRain Technologies, a leading Chinese ADAS Tier-1 supplier, announced that it will begin the mass production of state-of-the-art 4D Imaging Radars, powered by Arbe’s chipset, by the end of 2024.
•	Sensrad, one of Arbe’s Tier-1s, announced significant customer orders from companies across the globe for its radar systems based on Arbe’s chipset.
•	Arbe’s chipset is being evaluated by key players that collectively account for more than a 40% share in the passenger vehicle market. These companies’ cumulative radar revenue is projected to reach $7.5 billion by the end of the decade.
•	Although decision timelines were extended beyond the originally forecasted end of 2023, Arbe’s progress continues to stay on course, and the company expects a positive result for the RFQs in 2024.
•	In Q4, Arbe released the production version of its Radar Processor, designed to be the strongest dedicated automotive radar processing solution on the market.
•	Arbe announced the availability of its production intent chipset for use in mass manufacturing of Perception Radars. The chipset meets the final Arbe specifications and is used for Tier 1 radar system production and for OEM development programs.
•	Arbe is initiating a dual listing on the Tel Aviv Stock Exchange (TASE), to enhance trading volume. Simultaneously, the company is negotiating the issuance of bonds on TASE, to secure working capital to support the predicted production ramp up in 2025.

“We are proud of our accomplishments in 2023, as our production intent chipset has been successfully delivered, and is currently undergoing rigorous automotive qualification processes towards mass production. Our industry-leading radar solutions are not only redefining road safety but also driving the hands-free revolution,” said Kobi Marenko, Chief Executive Officer. “Despite market delays resulting in extended decision times, OEMs have expressed enthusiasm for our solutions. The anticipation surrounding our offerings is high, and we expect to announce substantial customer wins in 2024.”

“In 2023, Arbe’s Tier-1s achieved substantial progress in system development, positioning the Tier-1s to enter the production and commercial phases in 2024. Additionally, our strategic focus on expanding our Total Addressable Market (TAM) by targeting non-automotive sectors is proving successful. We foresee accelerated technology adoption by several non-automotive players.” concluded Marenko.

Fourth Quarter and Full Year 2023 Financial Highlights

Revenues for Q4 2023 were $0.35 million, compared to $0.15 million in Q4 2022. Full year 2023 revenues were $1.5 million, a decrease from $3.5 million in 2022. New orders for the full year 2023 were $2.6 million. Backlog as of December 31, 2023, represents $1 million of orders. Gross margin in Q4 2023 was a negative 54.5%, compared to a negative gross margin of 45.6% in Q4 2022. Q4 2023 negative gross margin resulted from low quarterly revenue with a fixed cost portion and partial cost catch up from Q3’23. Gross margin for the full year of 2023 was negative 2.6% compared to a positive 63.5% in 2022. Year over year gross margin reduction was primarily related to economy of scale.

Operating expenses in Q4 2023 were $11.9 million, compared to $14.0 million in Q4 2022. Operating expenses for the full year of 2023 were $46.8 million, compared to $50.0 million in 2022. The operating expenses decrease was primarily a result of our advanced production stage and the finalization of costs related to this bring-up. Additionally, labor cost decreased mainly due to favorable exchange rate and reduction in D&O insurance due to reduced rates. The decrease was partially offset by an increase in non-cash share-based compensation expenses.

Net loss in the fourth quarter of 2023 was $9.3 million compared to a net loss of $11.1 million in the same period of 2022. Net loss for the full year of 2023 was $43.5 million compared to a net loss of $40.5 million last year. 2023 Net loss included financial income of $3.4 million compared to $7.2 million of financial income in 2022. 2023 financial income resulted from interest deposits, favorable exchange rate revaluations and warrants revaluation income.

Adjusted EBITDA in Q4 of 2023, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, yielded a loss of ($8.2) million, compared with a loss of ($11.5) million in the fourth quarter of 2022. Adjusted EBITDA for the full year of 2023 amounted to ($32.5) million, an improvement from ($38.0) million in 2022.

Balance Sheet & Liquidity

As of December 31, 2023, Arbe had $28.6 million in cash and cash equivalents and $15.4 million in short term bank deposits with no debt.

Outlook

●	Our goal of achieving 4 design-ins with automakers remains unchanged, as we observe continued strong interest in our market-leading offering.

●	We have strengthened our positioning in all our RFQ engagements, even though the OEMs have shifted their decision timelines from late 2023 to 2024.

●	The 2024 annual revenues are expected to be in line with those of 2023, followed by revenue growth in 2025. These revenue projections are based on the intention to be in full production in the second half of 2024, as well as our decision to exclusively focus on getting our chipset into production.

●	We are committed to maintaining a strong and well-managed balance sheet, focusing on cost-effectiveness and the ability to fund our revenue growth. Adjusted EBITDA for 2024 is projected to be in the range of ($30) million to ($36) million.

Conference Call & Webcast Details

Arbe will host a conference call and webcast today, March 7, 2024, at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. We encourage participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: (833) 316-0562

International: (412) 317-5736

Israel Toll Free: (80) 921-2373

A telephonic replay of the conference call will be available until March 21, 2024, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529

International: (412) 317-0088

Access ID: 7640562

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release and the earnings call contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release are based on Arbe’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: (i) our ability to generate firm orders from the Tier-1s who are incorporating our chipset in the radar products they are marketing to automobile manufacturers; (ii) the success of our Tier-1s to market and sell product that are based on our chipset; (iii) our ability to raise funds on terms that are acceptable and do not have a negative impact on our stock price; (iv) the impact of Israel’s war with Hamas and any other hostilities on our business; (v) decisions by Tier-1s and automakers not to do business with Israeli suppliers; (vi) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (vii) Arbe’s ability to have products manufactured for it by its third party supplier that meet Arbe’s and its customers quality standards and delivery requirements; (viii) Arbe’s ability to leverage its existing relationships and secure orders resulting from the test programs; (xv) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (xv) Arbe’s ability to meet its timetable both to achieve full production and to meet the delivery requirements of its customers; (xvi) the development of safe autonomous vehicles that include Arbe’s radar systems;  (xvii) Arbe’s expectation that it will obtain orders from Tier 1 suppliers and automakers that would build the radars based on its Chipset solution; (xviii) the effect of inflation and supply chain issues on Arbe’s cost and its development schedule, including Arbe’s ability to obtain semiconductor products when needed and at a reasonable price; (xix) Arbe’s ability to price its products in a manner to enable it to operate profitably; (xx) Arbe’s expectation that radars are crucial to the automotive industry and in the not too distant future will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (xxi) Arbe’s belief that the Arbe Radar Chipset and Lynx Surround Imaging Radar herald a breakthrough in radar technology that provide Tier 1 suppliers and automakers with the ability to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xxii) Arbe’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xxiii) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufacturers; (xxiv) Arbe’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xxv) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xxvi) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xxvii) the failure of the markets for Arbe’s current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xxviii) unexpected delays or difficulties related to the development of Arbe’s technologies and products; (xxix) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xxx) Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in our field of activity; (xxxi) Arbe’s belief that any requirement on the part of insurance companies that radar systems be installed as a condition for issuing insurance policies is expected to increase the demand for Arbe’s products; (xxxii) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments, and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty including the effects of the decision of the government of the People’s Republic of China to change from the zero-COVID policy; (xxxiii) changes or inaccuracies in market projections; (xxxiv) changes in Arbe’s business strategy; as well as the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission, or SEC, on March 31, 2022 and in Arbe’s prospectus dated June 22, 2022, which was filed by Arbe with the SEC on June 23, 2022, and its prospectus dated July 11, 2022, which was field by Arbe with the SEC on July 19, 2022, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, our website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2023	December 31, 2022
Current Assets:	(Unaudited)	(Unaudited)
Cash and cash equivalents	28,587	54,171
Restricted cash	163	144
Short term Bank deposits	15,402	400
Trade receivable	1,258	2,202
Prepaid expenses and other receivables	2,026	1,839
Total current assets	47,436	58,756

Non-Current Assets
Operating lease right-of-use assets	1,740	465
Property and equipment, net	1,309	1,609
Total non-current assets	3,049	2,074

Total assets	50,485	60,830

Current liabilities:
Trade payables	1,149	1,244
Operating lease liabilities	436	364
Employees and payroll accruals	2,916	2,861
Deferred revenues	-	351
Accrued expenses and other payables	1,710	5,609
Total current liabilities	6,211	10,429

Long term liabilities
Operating lease liabilities	1,306	17
Warrant liabilities	875	1,631
Total long-term liabilities	2,181	1,648

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*)	*)
Additional paid-in capital	245,733	208,893
Accumulated deficit	(203,640)	(160,140)
Total shareholders’ equity	42,093	48,753

Total liabilities and shareholders’ equity	50,485	60,830

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	347	149	1,470	3,517
Cost of revenues	536	217	1,508	1,283
Gross Profit (Loss)	(189)	(68)	(38)	2,234

Operating Expenses:
Research and development, net	8,446	10,827	34,082	36,731
Sales and marketing	1,528	1,194	5,194	4,621
General and administrative	1,934	2,026	7,571	8,613
Total operating expenses	11,908	14,047	46,847	49,965

Operating loss	(12,097)	(14,115)	(46,885)	(47,731)

Financial income, net	(2,812)	(3,004)	(3,385)	(7,237)

Net loss	(9,285)	(11,111)	(43,500)	(40,494)

Basic net loss per ordinary share	(0.12)	(0.17)	(0.60)	(0.64)

Weighted-average number of shares used in computing basic net loss per ordinary share	77,837,624	63,940,247	72,021,520	63,489,983

Diluted net loss per ordinary share	(0.15)	(0.25)	(0.71)	(0.80)

Weighted-average number of shares used in computing diluted net loss per ordinary share	63,226,491	58,860,661	62,390,302	60,960,641

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(9,285)	(11,111)	(43,500)	(40,494)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	142	132	557	481
Stock-based compensation	3,584	2,416	13,012	8,793
Warrants to service providers	197	82	629	354
Revaluation of warrants and accretion	(266)	(3,361)	(756)	(8,122)

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	508	(107)	694	(2,015)
Decrease (increase) in prepaid expenses and other receivables	(749)	(348)	(187)	1,219
Operating lease ROU assets and liabilities, net	90	(4)	86	(84)
Increase (decrease) in trade payables	549	(477)	(103)	(769)
Increase (decrease) in employees and payroll accruals	396	775	55	(234)
Decrease in deferred revenue	(101)	-	(101)	(375)
Increase (decrease) in accrued expenses and other payables	(110)	3,001	(3,899)	884

Net cash used in operating activities	(5,045)	(9,002)	(33,513)	(40,362)

Cash flows from investing activities:
Change in bank deposits	10,213	-	(15,002)	(400)
Purchase of property and equipment	(59)	(50)	(249)	(918)

Net cash provided by (used in) investing activities	10,154	(50)	(15,251)	(1,318)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	22,496	-
Repayment of short-term loan	-	-	-	(5,218)
Proceeds from exercise of options	-	12	703	277

Net cash provided by (used in) financing activities	-	12	23,199	(4,941)

Effect of exchange rate fluctuations on cash and cash equivalent	768	(616)	47	(1,189)

Increase (decrease) in cash, cash equivalents and restricted cash	4,341	(8,424)	(25,612)	(45,432)
Cash, cash equivalents and restricted cash at the beginning of period	23,641	63,355	54,315	100,936

Cash, cash equivalents and restricted cash at the end of period	28,750	54,315	28,750	54,315

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
GAAP net loss attributable to ordinary shareholders	(9,285)	(11,111)	(43,500)	(40,494)

Add:
Stock-based compensation	3,584	2,416	13,012	8,793
Warrants to service providers	197	82	629	354
Revaluation of warrants and accretion	(266)	(3,361)	(756)	(8,122)
Non-recurring expenses	-	-	214	130

Non-GAAP net loss	(5,770)	(11,974)	(30,401)	(39,339)

Basic Non-GAAP net loss per ordinary share	(0.07)	(0.19)	(0.42)	(0.62)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	77,837,624	63,940,247	72,021,520	63,489,983

Diluted Non-GAAP net loss per ordinary share	(0.10)	(0.26)	(0.50)	(0.78)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	63,226,491	58,860,661	62,390,302	60,960,641

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
GAAP net loss attributable to ordinary shareholders	(9,285)	(11,111)	(43,500)	(40,494)

Add:
Financial income, net	(2,812)	(3,004)	(3,385)	(7,237)
Depreciation	142	132	557	481
Stock-based compensation	3,584	2,416	13,012	8,793
Warrants to service providers	197	82	629	354
Non-recurring expenses	-	-	214	130

Adjusted EBITDA	(8,174)	(11,485)	(32,473)	(37,973)